UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21001577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Javelin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Fifth Avenue, Suite 602
(No. and Street)

New York, New York 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Sullivan (617-240-6020)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John W. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John W. Sullivan, Managing Member
Title

Notary Public commission ends 10.2.2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Javelin Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Javelin Securities, LLC's management. Our responsibility is to express an opinion on Javelin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javelin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Javelin Securities, LLC's financial statements. The supplemental information is the responsibility of Javelin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Javelin Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 26, 2021

Javelin Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	108,755
Commission Receivable		71,400
Other Assets		575
Total Assets		180,730

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		38,000
Total Liabilities		38,000
Capital		
Member's Equity		142,730
		142,730
Total Liabilities and Member's Equity	$	180,730

See notes to financial statements

Javelin Securities LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2020

Fee Income		171,400
Operating expenses:		
Finop fees		2,250
Registered Rep		45,000
Regulatory fees		11,048
Complaince Fees		690
Audit fees		13,114
		72,102
Net Income	$	99,298

Javelin Securities LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2020

Balance, January 1, 2020	$	11,432
Capital Contribution		32,000
Net Profit		99,298
Balance, December 31, 2020	$	142,730

See notes to financial statements

Javelin Securities LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income (loss)	$	99,298
Increase in Accounts payable		35,500
Increase in Accounts Receivable		(71,400)
Decrease in Other Assets		29
Cash Provided by Operating Activities		63,427
Cash Provided by Financing Activities		
Capital Contribution		32,000
Net increase in cash during the year		95,427
Cash, beginning of year		13,328
Cash, end of year	$	108,755
Supplement disclosure information :		
Cash Paid during year for Interest		-
Income Tax Payments		-

SUPPLEMENTAL INFORMATION

Javelin Securities, LLC
Year ended December 31, 2020

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net Capital:	
Total Members' Equity qualified for net capital	$ 142,730
Less: Non-allowable assets	
Other Assets	
Property and Equipment, net	$ 575
Other Receivables	$ 46,400
Investment in Securities, available for sale	
Excess Clearing Deposit	
Total Non-allowable assets	$ 46,975
Net Capital	95,755
Haircut on securities	$ -
Adjusted net capital	
Net minimum capital requirement of 6.67% of aggregate indebtedness of 2,535 or $ 5,000 whichever is greater	$ 5,000
Excess net capital	$ 90,755

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as amended, as of December 31, 2020	$ 95,755
Decrease in allowable Accounts Receivable	$ (5,000)
Net capital per above computation	90,755

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company, registered as a Broker Dealer with the Financial Industry Regulatory Authority ("FINRA"). FINRA approved the Company to engage in the business of brokering corporate bonds and other debt instruments, however this line of business is not currently active. The Company is also FINRA approved and currently engaged in the transaction of private placement activities, investment banking and M&A transactions.

On March 19, 2020 FINRA approved the change of ownership of the Company by Ozone Capital Markets, LLC. Effective this date, the Company is wholly owned by Ozone Capital Markets, LLC, which is owned 50% by JWS Properties, LLC and 50% by Emele & Co., LLC. John W. Sullivan wholly owns JWS Properties, LLC and Edward T. McElwreath wholly owns Emele & Co., LLC. Messer's Sullivan and McElwreath are both registered principals of the Company.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

A. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

B. Related Party Transactions

The Company has entered into a management agreement with its Parent Company wherein it is agreed that the Parent Company will provide managerial and administrative assistance. There is no current office lease

at the present time. In 2020 the firm received nor paid monies for rent or admin fees. There were no monies due on December 31, 2020.

3. Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. In prior years, the Company has been part of a consolidated tax return with the parent company, therefore, taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2017, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The Company complies with the provisions of the *Accounting For Uncertainty In Income Taxes* topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2020.

4. Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standard s Codification 606, ("ASC 606")) effective January 1, 2018. There were no material changes in our revenue recognition policies as a result of the new standard.

Substantially all of our revenues are derived from investment banking activities. Advisory fees from mergers and acquisitions engagements and private placement fees are recognized at a point in time when the related transaction is completed and when probability of collection is reasonably assured. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client. All other investment banking advisory related expenses are expensed as incurred. Overhead support fees are recognized as and when received at December 31, 2020, there are no open contract or deferred revenue.

Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense, at December 31, 2020 there is no allowance for doubtful accounts.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is authorized to engage in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company is authorized to introduce the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk could be associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

The Company is not currently engaged in these activities at this time.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $ 95,755, which was $ 90,755 in excess of its required net capital of $5,000 and the Company had 38,000 Aggregate Indebtedness. Which was 39.68 % of Aggregate Indebtedness to Net Capital.

7. Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

8. Commitments and Contingencies

The Company had no commitments and contingencies as of the date of this report.

SUPPLEMENTAL INFORMATION

Javelin Securities, LLC
December 31, 2020

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not Applicable

Information relataing to Posession or Control
Requirements under Rule 15c3-3

Not Applicable

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Javelin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Javelin Securities, LLC limits its business activities exclusively to effecting securities transactions, and (2) Javelin Securities, LLC stated that Javelin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020, without exception. Javelin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Javelin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC release No. 34-70073 and the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 26, 2021

Javelin Securities, LLC
Exemption Report

Javelin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Javelin Securities, LLC

I, John W. Sullivan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John W. Sullivan
Managing Member

Dated: March 25, 2021